UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  33-92434

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

DENDRITE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENDRITE INTERNATIONAL, INC. 1200 MT. KEMBLE AVENUE MORRISTOWN, NEW JERSEY 07960

Dendrite 401(k) Plan Financial Statements and Supplemental Schedule December 31, 2001 Index

Report of Independent Auditors

To the Participants and Administrative Committee of
Dendrite 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Dendrite 401(k) Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
MetroPark, New Jersey June 21, 2002

1

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

Report of independent public accountants

To the Trustees and Plan Administrator of
Dendrite 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Dendrite 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Philadelphia, Pennsylvania November 12, 2001

2

Dendrite 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Investments:
Investments, at fair value	$15,616,160	$15,263,809
Loans to participants	232,560	222,281

Total investments	15,848,720	15,486,090

Contributions receivable	158,874	226,400
Cash	7,014	1,349
Accrued income	2,104	--

Net assets available for benefits	$16,016,712	$15,713,839

3

Dendrite 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2001

Additions
Additions to net assets:
Employee contributions	$ 4,024,141
Employer contributions	1,093,017
Rollovers	384,840
Interest and dividends	193,143

Total additions	5,695,141

Deductions from net assets:
Benefits paid to participants	2,077,915
Net depreciation in fair value of investments	3,314,353

Total deductions	5,392,268

Net increase in net assets available for benefits	302,873
Net assets available for benefits, beginning of year	15,713,839

Net assets available for benefits, end of year	$16,016,712

See accompanying notes.

4

Dendrite 401(k) Plan

Notes to Financial Statements

December 31, 2001 and 2000

1.   Plan Description

The following description of the Dendrite 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document, as amended and restated, and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and complies with the Internal Revenue Code of 1986, as amended (the “Code”). Those eligible to participate in the Plan are salaried employees of Dendrite International, Inc. and Subsidiaries (the “Company”) who have attained the age of 21.

Contributions

Participants may make elective salary deferral contributions up to 15 percent of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,500 in 2001). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the accounts of participants who have completed one year of service with the Company. The match is equal to 50 percent of the participant’s contributions up to 6 percent of the participant’s total compensation.

Participant Accounts

Each participant’s account is credited with the participant’s elected salary deferral, employer matching contributions, and an allocation of the Plan’s earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Vesting

Participants are immediately 100 percent vested in their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures and earnings on these amounts is based on years of service. Participants vest at a rate of 20 percent per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

5

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001 and 2000

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits. Cash equivalents are stated at cost which approximates fair value.

Investment Options

Participants may elect to invest their salary deferrals, along with the employer matching contribution, in various investment options with Merrill Lynch or in the Company’s common stock. Merrill Lynch is also the trustee of the Plan.

As defined in the Plan document, participants are allowed to redirect their future investment contributions or reallocate their existing account balances among investment options.

Forfeitures

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. All forfeitures are allocated among participants employed as of the last day of the Plan year as additional matching contributions. As of December 31, 2001, nonvested employer matching contributions

6

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001 and 2000

2.   Summary of Significant Accounting Policies (continued)

for participants who terminated service were not material to the Plan. All nonvested balances and unallocated forfeitures are included in the statements of net assets available for benefits at December 31, 2001 and 2000.

Administrative Expenses

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements.

3.   Investments

The fair market value of individual investments that represent 5 percent or more of the Plan’s total net assets available for benefits as of December 31, 2001 and 2000, are as follows:

	December 31
	2001	2000

Investment:
Dendrite International, Inc. Common Stock	$ 957,795	$1,330,117
Merrill Lynch:
Retirement Preservation Trust Fund	2,685,453	1,545,132
S&P 500 Index Fund	2,577,536	2,307,775
Alliance Premier Growth Fund	4,383,597	5,347,615
Dreyfus Premier Balanced Fund	1,557,083	1,626,494
Federated International Equity Fund	970,721	1,116,987

During 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common Stock	$ (505,410)
Registered Investment Companies	(2,808,943)

$(3,314,533)

7

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001 and 2000

4.   Participant Loans

Participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant’s payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant’s principal residence. As of December 31, 2001, interest rates on outstanding loans ranged from 6 percent to 10.5 percent.

5.   Distributions to Participants

Certain distributions to retiring or terminated participants are made in the year following retirement or termination. Distributions due participants as of December 31, 2001 and 2000, amounted to $-0- and $191,302, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not reflected as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States. See Note 8 for reconciliation of the financial statements to Form 5500.

6.   Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001 and 2000

8.   Reconciliation of Financial Statements to Form 5500

The following table reconciles the net assets available for benefits per the financial statements to the Form 5500 as filed by the Plan:

	Net Assets Available for Plan Benefits

	2001	2000

Per the financial statements	$16,016,712	$15,713,839
2000 amounts pending distribution to participants	--	(191,302)

Per Form 5500	$16,016,712	$15,522,537

9

Supplemental Schedule

     EIN: 22-2786386
Plan #: 001

Dendrite 401(k) Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Registered Investment Companies:
AIM	Japan Growth Fund	$ 2
Alliance	Premier Growth Fund	4,383,597
Calvert	Income Fund	266,429
Davis	Financial Fund	103,079
Davis	New York Venture Fund	96,414
Dreyfus	Premier Balanced Fund	1,557,083
Eaton Vance	Income Fund of Boston	17,348
Federated	International Equity Fund	970,721
Fidelity Advisor	Japan Fund	21,888
IVY	International Fund	368
Merrill Lynch*	Healthcare Fund	287,274
Merrill Lynch*	Pacific Fund	52,653
Merrill Lynch*	S&P 500 Index Fund	2,577,536
Oppenheimer	Enterprise Fund	405,231
PIMCO	Innovation Fund	299,645
PIMCO	Total Return Fund	241,872
Van Kampen	Emerging Growth Fund	580,146

		11,861,286
Common stock:
Dendrite International, Inc.*	Common Stock	957,795

Other investments:
Merrill Lynch*	Self-Direct RCMA Option	111,626

Common/Collective Trusts:
Merrill Lynch*	Retirement Preservation Trust Fund	2,685,453

Loans to participants*	Interest rates range from 6% to 10.5%*	232,560

		$15,848,720

*  Represents a party-in-interest to the Plan

10

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Dendrite 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dendrite 401(k) Plan Dated: June 28, 2002 By: CHRISTINE A. PELLIZZARI —————————————— Christine A. Pellizzari Member, Retirement Committee

11

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	Consent of Ernst & Young LLP
Exhibit 23.2	Notice Regarding Arthur Andersen Consent

12